The Boyar Value Fund, Inc.

July 13, 2015

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ken Ellington

Re:	Registration Statement on Form N-1A (“Registration Statement”) of The Boyar Value Fund, Inc. (the “Registrant”); SEC File Nos. 333-29253; 811-08253

Dear Mr. Ellington:

This letter responds to a comment of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally by you to Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, on July 10, 2015, relating to the Commission staff’s examination conducted pursuant to the requirements of the Sarbanes Oxley Act of 2002.

Your comment is summarized below and followed by the Registrant’s response.

Comment

As of June 24, 2015, the Registrant’s prospectus and statement of additional information available electronically on its website were not current. Please update these documents on the Registrant’s website.

Response

Accepted. The Registrant became aware that its prospectus and statement of additional information available on its website were not current on June 9, 2015 (the day prior to the above comment by the Commission staff) and immediately updated its documents on that date.

We trust that this response adequately addresses your comment. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440.

Very truly yours,

/s/ Michael Wagner

Michael Wagner

cc: Jonathan Boyar

Leonard A. Pierce, Esq.